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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# SCHEDULE 13D

**Under the Securities Exchange Act of 1934**
**(Amendment No. 2 )***

UNIOIL

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

94808 30 0

(CUSIP Number)

Charles E. Ayers, Jr., 710 N. Hamilton Street, Richmond, VA 23221-2035, (804) 358-4731
w/ copy to: Jack M. Merritts, Lathrop & Gage L.C., 370 17th Street, Suite 4650, Denver, CO 80202-5607, (720)931-3217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

**Note**: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1746 (3-06)

CUSIP No. ................................

| | | |
|---|---|---|
| 1. | Names of Reporting Persons.<br>I.R.S. Identification Nos. of above persons (entities only).<br>Charles E. Ayers, Jr. | |
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) ...<br>(b) ... | |
| 3. | SEC Use Only | |
| 4. | Source of Funds (See Instructions) | 00 |
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) | |
| 6. | Citizenship or Place of Organization | U.S.A |

| | | | |
|---|---|---|---|
| Number of Shares Beneficially by Owned by Each Reporting Person With | 7. | Sole Voting Power | -0- |
| | 8. | Shared Voting Power | 6,851,983 |
| | 9. | Sole Dispositive Power | -0- |
| | 10. | Shared Dispositive Power | 6,851,983 |

| | | |
|---|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person | 6,851,983 |
| 12. | Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) | |
| 13. | Percent of Class Represented by Amount in Row (11) | 71.8% |
| 14. | Type of Reporting Person (See Instructions) | IN |

2

Item 1.          Security and Issuer

          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil” or the “Issuer”).  The address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, CO 80620.

Item 2.          Identity and Background

          The name of the person filing this statement is Charles E. Ayers, Jr.  His business address is 710 North Hamilton Street, Richmond, VA 23221-2035.

          Mr. Ayers’ principal occupation is attorney at law with the firm of Ayers & Stolte.  The address of Ayers & Stolte is as shown for Mr. Ayers, above.  Mr. Ayers is and was at all relevant times an officer and director of Unioil.

          Mr. Ayers has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Ayers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ayers is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration

          Petroleum Development Corporation ("PDC"), a Nevada corporation, and Wattenberg Acquisition Corporation, a wholly owned subsidiary of PDC (“Sub”), and Unioil have entered into a Tender Offer Agreement, dated as of October 19, 2006 (the “Tender Offer Agreement”), which contemplates the acquisition by Sub of all of the issued and outstanding shares of Common Stock for $1.91 per share.  As an inducement for PDC to enter into the Tender Offer Agreement, Chares E. Ayers, Jr., the Chairman, President, Chief Executive Officer and Chief Financial Officer of Unioil, and four members of his family (the “Principal Stockholders”), have entered into a Stockholder Tender Agreement with PDC dated as of October 19, 2006 (the “Stockholder Tender Agreement”).  To the knowledge of PDC, the Principal Stockholders collectively own of record 7,801,939 shares of Common Stock.  Of this total, Charles E. Ayers, Jr. owns 6,851,983 shares and each of the four members of his family who are party to the Stockholder Tender Agreement own 237,489 shares.

          Mr. Ayers has been informed that PDC expects that the consideration paid by it or the Sub to the holders of Common Stock pursuant to the Tender Offer Agreement will be financed through cash on hand and its other working capital resources.  Copies of the Tender Offer Agreement and the Stockholder Tender Agreement are filed with the Tender Offer Statement (Schedule TO) filed by PDC and the Sub with the SEC on November 3, 2006 and are incorporated herein by this reference.

Item 4.          Purpose of Transactions

          Subject to the terms and conditions thereof, the Tender Offer Agreement provides that as promptly as practicable after the date of the Tender Offer Agreement but in no event later than ten business days after such date, Sub will commence a tender offer for all of the issued and outstanding shares of Common Stock (the “Offer”), at a price in cash equal to $1.91 per share of Common Stock.  The Tender Offer Agreement further provides that, following successful completion of the Offer (the “Offer Closing”), Sub will be merged with and into Unioil (the “Merger”).  If more than 90% of the issued and outstanding shares of Common Stock are tendered in the Offer, the Merger may be effected without approval of or notice to the remaining stockholders of Unioil.  If less than 90% of the issued and outstanding shares of Common Stock are tendered in the Offer, the Merger will require the approval of the holders of a majority of the Common Stock.  Sub, representing approximately 81.8% of the Common Stock, will vote its shares in favor of the Merger.

          At the effective time of the Merger, each outstanding share of Common Stock (other than shares of Common Stock that are held by Unioil as treasury stock or owned by PDC or Sub, and other than shares of Common Stock that are held by stockholders, if any, who properly exercise dissenters’ rights under Nevada law) will be converted into the right to receive $1.91 in cash, without interest.  Each of the Offer and the Merger are subject to customary closing conditions.

          Pursuant to the Stockholder Tender Agreement, the Principal Stockholders have agreed, among other things; (a) to tender or cause to be tendered to Sub, all of the issued and outstanding shares of Common Stock beneficially owned by the Principal Stockholders (the “Shares”) in the Offer, regardless of whether a higher offer for the Shares has been made by any person; (b)except for tendering the Shares in accordance with the Stockholder Tender Agreement, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares, (ii) except with respect to matters not covered by the Stockholder Tender Agreement, grant any proxies or powers of attorney in respect of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares and (iii) take any action that would have the effect of preventing or disabling (x) the Principal Stockholders from performing their obligations under the Stockholder Tender Agreement or (y) Parent, Sub or their designees from exercising their rights under the Stockholder Tender Agreement; (c) to vote or cause to be voted all of the Shares, in the event any such matter is submitted to the vote of holders of Common Stock, (i) in favor of approval and adoption of the Tender Offer Agreement, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement and (ii) against any Alternative Acquisition (as such term is defined in the Tender Offer Agreement), or any other matters which would reasonably be expected to impede, interfere with, delay or materially adversely affect the Offer, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement; and (d) to revoke any and all previous proxies with respect to any of the Shares and grant to PDC and such individuals or corporations as PDC may designate an irrevocable proxy to vote all of the Shares beneficially owned by the Principal Stockholder on any matters which may be presented to holders of Common Stock with respect to the matters referred to in (c)(i) and (c)(ii) above.  The Stockholder Tender Agreement will terminate upon the earliest of the Offer Closing, simultaneously with the termination of the Tender Offer Agreement by mutual consent or by reason of a breach by Parent or Sub of their obligations thereunder, or the 10th day following the termination of the Tender Offer Agreement for any other reason.

          The Principal Stockholders have further agreed, as provided in the Stockholder Tender Agreement, to grant to PDC a 10-day option to purchase the Shares at a price greater than or equal to the Offer Price, such option to become exercisable upon the termination of the Tender Offer Agreement.

          The purpose of the Stockholder Tender Agreement is to induce PDC to enter into the Stockholder Tender Agreement and to increase the likelihood that PDC, Sub and Unioil will successfully consummate the transactions contemplated by the Tender Offer Agreement.

          If the Merger is consummated as planned, Unioil will become a wholly owned subsidiary of PDC and PDC will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended.

          The foregoing summary of certain provisions of the Tender Offer Agreement and the Stockholder Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, filed as Exhibits (d)(1) and (d)(2), respectively, to the Tender Offer Statement (Schedule TO) filed by PDC and its Sub with the SEC on November 3, 2006.

Item 5.          Interest in Securities of the Issuer

          As of the date of this statement, Mr. Ayers was the record owner or the beneficial owner, or both, of an aggregate of 6,851,983 shares of Common Stock.  Those shares represented approximately 71.8% of the issued and outstanding Common Stock.  As a result of the Stockholder Tender Agreement described above, Mr. Ayers shares voting power and dispositive power and holds the sole right to receive dividends in respect of those Shares with PDC and the Sub.

Item 6.          Contracts, Arrangements, Understandings or Relationships with
                      Respect to Securities of the Issuer

          The Stockholder Tender Agreement executed by and among PDC, the Sub, Mr. Ayers and the four members of his immediate family, Sara M. Ayers, his wife, and his children, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers is described above.

          In addition, Charles E. Ayers, Jr. has received a Power of Attorney from his wife and children to take certain actions consistent with and in compliance with the Terms and Conditions of the Stockholder Tender Agreement.

Item 7.          Material to be Filed as Exhibits

          The form of Power of Attorney executed by Mr. Ayers' wife and children is attached hereto as Exhibit 1 and is incorporated herein by this reference.

Signature

          After reasonable inquiry and to be the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2006

                                                                                                    /s/ Charles E. Ayers, Jr.
                                                                                                    Signature

                                                                                                    Charles E. Ayers, Jr.
                                                                                                    Name/Title

EXHIBIT 1

IRREVOCABLE SPECIAL POWER OF ATTORNEY

Effective Until December 31, 2006

          KNOW ALL MEN BY THESE PRESENTS, THAT the undersigned stockholder of Unioil, Inc., a Nevada corporation (the “Company”), desiring to execute an IRREVOCABLE SPECIAL POWER OF ATTORNEY, does hereby appoint Charles Ayers, Jr., as my Attorney-in-Fact from the date hereof until December 31, 2006 for the purposes stated herein, and for no other purpose.

          I hereby grant unto my said Attorney-in-Fact full power during the term of this Special Power of Attorney to enter into transactions on my behalf with respect to my shares of the Company, to vote my shares of the Company, to tender my shares of the Company in any tender offer for shares of the Company and to otherwise take any action that I may take as a stockholder of the Company.  The power conferred to my Attorney-in-Fact under this Special Power of Attorney shall include, without limitation, the power to execute any and all agreements, contracts, documents, certifications, and instruments on my behalf with respect to my shares of the Company that my said Attorney-in-Fact deems necessary or convenient in connection with such matters.

          THIS INSTRUMENT IS TO BE CONSTRUED AND INTERPRETED AS A SPECIAL OR LIMITED DURABLE POWER OF ATTORNEY.  THE ENUMERATION OF SPECIFIC ITEMS, RIGHTS, ACTS, OR POWERS HEREIN IS NOT INTENDED TO, NOR DOES IT, LIMIT OR RESTRICT, AND IS NOT TO BE CONSTRUED OR INTERPRETED AS LIMITING OR RESTRICTING, THE SPECIAL POWERS HEREIN GRANTED TO SAID ATTORNEY-IN-FACT.

          The rights, powers, and authority of my Attorney-in-Fact herein granted shall commence and be in full force and effect from the date of execution of this Special Power of Attorney, and such rights, powers, and authority shall remain in full force and effect thereafter until December 31, 2006.  It is my intent that the authority conferred hereby shall, until December 31, 2006, be exercisable notwithstanding my disability or incapacity and that this power of attorney shall, if permitted by applicable law, be what is sometimes referred to as a “durable” power of attorney. All acts and things done by my Attorney-in-Fact pursuant hereto shall remain in full force and effect as long as such acts and things were done prior to the expiration of this Irrevocable Special Power of Attorney as herein provided.

          Before executing this Special Power of Attorney, my attorney explained to me that:

          (a)   This Irrevocable Special Power of Attorney provides my Attorney-in-Fact with specific powers to take on my behalf the actions described herein; and

          (b)   The powers granted to my Attorney-in-Fact in this Irrevocable Special Power of Attorney are effective immediately and will continue to exist, notwithstanding my subsequent disability or incapacity, until December 31, 2006; and

          (c)   I do not have the right to revoke or terminate this Irrevocable Special Power of Attorney.

ANY PERSON RELYING ON THIS SPECIAL POWER OF ATTORNEY MAY RELY ON A PHOTOCOPY AS IF IT WERE AN ORIGINAL.

          IN WITNESS WHEREOF, I have executed this document this ___ day of ______, 2006.

______________________________________        ____________________________________
Witness (Other than the Attorney-in-Fact)                     _______________ Ayers

______________________________________
Witness (Other than the Attorney-in-Fact)

STATE OF ___________________   )
                                                            ) ss:
COUNTY OF _________________  )

          On this _____ day of ______, 2006, at my office in said County and State, before me, the undersigned, a notary public, personally appeared ____________ Ayers, to me personally known and known to me to be the same person described in and who executed the foregoing instrument and acknowledged the execution of the same.

          IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal at my office the day and year last above written.

                                                                                          ____________________________________
                                                                                          Notary Public in and for said County and State

My Commission Expires:

____________________

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